Exhibit 99.1
Ninetowns Schedules First Half 2009 Results Conference Call
On 6:00 am EDT, Thursday October 22, 2009
BEIJING, Oct. 22 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE — News; “Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, announced today that it will hold a conference call with investors and analysts on October 29, 2009 at 8:00 a.m. in Beijing to discuss the Company’s first half 2009 financial results. This will be 8:00 p.m. on October 28, 2009 in New York.
The news release announcing the first half 2009 results will be disseminated after the Nasdaq stock market closes on October 28, 2009.
The dial-in number for the live audio call beginning at 8:00 a.m. Beijing time on October 29 2009 (8:00 p.m. in New York on October 28, 2009) is +1-617-786-4513, and the passcode is 23642630. A live webcast of the conference call will be available on Ninetowns’ website at http://www.ninetowns.com/english .
A replay of the call will be available from 11:00 a.m. Beijing time on October 29, 2009 (11:00 p.m. in New York on October 28, 2009) through 11:00 a.m. on November 5, 2009 in Beijing (10:00 p.m. in New York on November 4, 2009) by telephone at +1-617-801-6888 and through http://www.ninetowns.com/english . The passcode to access the call replay is 44093656.
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq: NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at http://www.ninetowns.com/english .
Forward-Looking Statements
Certain statements in this press release, including statements relating to the expected cash impairment charge, include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

For more information, please contact:
Investor Relations:
Helen Wu
Ninetowns Internet Technology Group Company Limited
Tel: +86-10-6589-9287
Email: ir@ninetowns.com
Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel: +1-212-889-4350
Email: ninetowns@taylor-rafferty.com
Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Tel: +852-3196-3712
Email: ninetowns@taylor-rafferty.com

Source:	Ninetowns Internet Technology Group Company Limited